U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

|_| Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person**

         BNP Paribas (as successor to Banque Nationale de Paris)
         16, Boulevard des Italiens
         75009, Paris, France

2.       Issuer Name and Ticker or Trading Symbol

         BancWest Corporation (BWE)

3.       IRS Identification Number of Reporting Person, if an Entity (Voluntary)

         94-1677765

4.       Statement for Month/Year

         May 2000

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person to Issuer
         (Check all applicable)

         |_| Director                               |X| 10% Owner
         |_| Officer (give title below)             |_| Other (specify below)

7.       Individual or Joint/Group Filing (Check applicable line)

         |X| Form filed by one Reporting Person
         |_| Form filed by more than one Reporting Person

---------------

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

-------------------
Explanation of Responses:

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
               2.                                                                                        Deriv-    of
               Conver-                    5.                              7.                             ative     Deriv-   11.
               sion                       Number of                       Title and Amount               Secur-    ative    Nature
               or                         Derivative    6.                of Underlying     8.           ities     Secur-   of
               Exer-             4.       Securities    Date              Securities        Price        Bene-     ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of           ficially  Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-       Owned     (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)          Amount    ative        at End    In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-       of        direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity          Month     (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion             of       (Instr.       (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)    cisable  Date    Title    Shares    5)            4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock   0.00     5/2/00   C            1,534,938   (1)    (1)     Class A  1,534,938  (1)          0         (D)
                                                                         Common
                                                                         Stock
-------------------------------------------------------------------------------------------------------------------------------
Class A        0.00     5/2/00   C      1,534,938         (2)    (2)     Common   1,534,938  (2)        54,993,962  (D)
Common                                                                   Stock
Stock

-------------------------------------------------------------------------------------------------------------------------------
Class A        0.00                                       (2)    (2)     Common                          1,080,912  (I)     (3)
Common                                                                   Stock
Stock

===============================================================================================================================

-------------------------
Explanation of Responses:

(1) The shares of Common Stock are convertible, at the option of BNP Paribas (as successor to Banque Nationale de Paris), into an equivalent number of shares of Class A Common Stock in accordance with the terms described in the Amended and Restated Certificate of Incorporation of the Issuer, and in the Standstill and Governance Agreement by and between BNP Paribas and First Hawaiian, Inc., dated as of November 1, 1998.

(2) The shares of Class A Common Stock are convertible, at the option of BNP Paribas, into an equivalent number of shares of Common Stock in accordance with the terms described in the Amended and Restated Certificate of Incorporation of the Issuer, and in the Standstill and Governance Agreement by and between BNP Paribas and First Hawaiian, Inc., dated as of November 1, 1998.

(3) These shares of Class A Common Stock are held directly by French American Banking Corporation, an indirect wholly owned subsidiary of BNP Paribas.

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person           Signature of Reporting Person


/s/ Jacques Ardant                      /s/ Patrick Saurat
-----------------------------------     -----------------------------------
Jacques Ardant                          Patrick Saurat
BNP Paribas                             French American Banking Corporation
Directeur de Succursale Attache         Executive Vice President
Date: June 6, 2000                      Date: June 6, 2000